

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Rahul Ghai
Chief Financial Officer
Otis Worldwide Corp
One Carrier Place
Farmington, Connecticut 06032

> **Re: Otis Worldwide Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed April 27, 2022**
> **File No. 001-39221**

Dear Mr. Ghai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2022

Note 1. General
Zardoya Otis Tender Offer, page 9

1. We note your disclosure in Note 1 that the Tender Offer was approved on February 28, 2022 and as a result, the issued and outstanding shares of Zardoya Otis not owned by the Company were deemed redeemable at the option of the other shareholders and were reclassified from Noncontrolling interest to Redeemable noncontrolling interest on your Condensed Consolidated Balance Sheet, with the difference between the historical noncontrolling interest carrying value in the balance sheet and the fair value of the Tender Offer recorded to Accumulated deficit. We also note from your disclosure in Note 1 to the Financial Statements in the Form 10-K for the year ended December 31, 2021, that you reached an agreement with Euro Syns S.A. in December 2021 to irrevocably tender its

shares at a fixed offer price in cash. Please tell us your basis for classifying the noncontrolling interest as temporary equity, rather than as a liability as of March 31, 2022. In this regard, please tell us how you considered the guidance in ASC 480-10-30-1 and ASC 480-10-55-54.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

2.   You state that increases in cost of products and services and SG&A were due in part to labor inflation and commodity headwinds. In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Risk Factors, page 41

3.   We note the following disclosure on page 26 of MD&A: "based on the ongoing crisis in Ukraine and the related ongoing supply chain disruptions, we have reassessed our operations in Russia, which represented approximately 2% of our 2021 revenue and profit, comprising mostly of New Equipment. The Company is not taking new elevator or escalator orders in Russia and will make no new investments in the country for the time being. We will continue to fulfill our existing agreements and provide essential equipment and services in Russia, when possible, while remaining in compliance with applicable laws, including applicable sanctions and export controls." In future filings, please revise to address the following as it relates to your business in Russia and Ukraine:

- Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict;
- describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions products or parts manufactured in Russia;
- disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers, to the extent material. In light of your operations and assets in Russia, consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material;
- disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status; and
- to the extent material, disclose any new or heightened risk of potential cyberattacks

by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing